UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____ to ____.

Commission file number 0-49925

_____________________________

A.  Full title of the plan and the address of the plan, if
different from that of the issuer named below:

Central Jersey Bank, N.A.
Employees’ Savings & Profit Sharing Plan and Trust

_____________________________

B.  Name of issuer of the securities held pursuant to
                   the plan and the address of its principal executive office:

Central Jersey Bancorp
1903 Highway 35
Oakhurst, New Jersey 07755

INDEX TO FINANCIAL STATEMENTS

CENTRAL JERSEY BANK, N.A. EMPLOYEES’ SAVINGS
& PROFIT SHARING PLAN AND TRUST

Financial Statements

December 31, 2008 and 2007

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Plan BenefitsYears Ended December 31, 2008 and 2007	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) As of December 31, 2008	Schedule 1

Report of Independent Registered Public Accounting Firm

The Board of Directors
Central Jersey Bancorp:

We have audited the accompanying statements of net assets available for plan benefits of Central Jersey Bank, N.A. Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beard Miller Company LLP
Malvern, Pennsylvania

June 26, 2009

CENTRAL JERSEY BANK, N.A.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
Statements of Net Assets Available for Plan Benefits
December 31, 2008 and 2007
Investments:	2008	2007
Investments, at fair value	$1,663,299	$1,690,505
Investments in Central Jersey Bancorp common stock, at fair value	745,176	711,961

Total investments	2,408,475	2,402,466

Receivables:
Participant loans receivable	122,666	48,243
Accrued income	16	175
Employer receivables	--	16,754
	122,682	65,172
Payables:
Accrued expenses	500	11,076

Net assets available for plan benefits at fair value	2,530,657	2,456,562

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,718	7,942

Net assets available for plan benefits	$2,533,375	$2,464,504

See accompanying notes to financial statements.

CENTRAL JERSEY BANK, N.A.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2008 and 2007

	2008	2007
Contributions:
Employer	$167,307	$152,895
Participant	297,303	264,871
Participant rollovers	173,654	4,538
Total contributions	638,264	422,304

Investment (loss) income:
Interest and dividend income	7,552	13,976
Net realized losses on sales of investments	(19,514)	(53,669)
Net (depreciation) appreciation of investments	(413,613)	138,081
Total investment (loss) income	(425,575)	98,388

Contributions and investment income, net	212,689	520,692

Deductions:
Administrative expenses	22,817	15,023
Payments to participants	121,001	306,467
Net change in assets available for plan benefits	68,871	199,202
Net assets available for plan benefits, beginning of year	2,464,504	2,265,302
Net assets available for plan benefits, end of year	$2,533,375	$2,464,504

See accompanying notes to financial statements.

CENTRAL JERSEY BANK, N.A.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Plan Description

The following description of the Central Jersey Bank, N.A. Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) provides only general information.  Participants should refer to the Plan documents for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(a)	General

The Plan was established as of January 1, 2000 as a defined contribution plan. Generally, an employee becomes eligible to participate in the Plan on the first day of the month which follows three months of continuous service at Central Jersey Bank, N.A. (the “Bank”) by the employee.

(b)	Employee Contributions

An eligible employee may elect to have a percentage of compensation contributed to the Plan on a pre-tax salary reduction basis. A participant may elect to defer between 1% and 75% of his or her compensation under a Salary Reduction Agreement to the Plan. Additionally, participants may allocate their contributions to 20 different investment funds, including a fund comprised of shares of common stock of Central Jersey Bancorp. This contribution amount is limited by the Internal Revenue Code of 1986, as amended (the “Code”), on a pretax basis to $15,500 in 2008. In addition, certain eligible participants can make “catch-up” contributions if the maximum amount of regular contributions are made and the participant is age 50 or older, thereby increasing the total elective deferrals to $20,500 for 2008.

(c)	Employer Contributions

With the adoption of the Safe Harbor Amendment, effective January 1, 2007, the Bank will make a safe harbor basic matching contribution to the Plan on behalf of each participant in the amount of 100% of the participant’s 401(k) deferrals that do not exceed 3% of the participant’s salary plus 50% of the participant’s deferrals that exceed 3% of the participant’s salary but that do not exceed 5% of the participant’s salary.

(d)	Vesting

With the adoption of the Safe Harbor Amendment, effective January 1, 2007, the Plan amended the vesting schedule to reflect 100% vesting for all of the Plan’s participants effective January 1, 2007.

(e)	Participant Loans

Participants may borrow from the vested portion of their accounts.  The loan must be no less than $1,000 and no more than $50,000.  Participants may not borrow more than 50% of the balance in their accounts. Any loan made must generally be repaid within a period not to exceed five years.  The term of the loan may exceed five years for the purchase of a primary residence; however, it may not exceed 15 years.  Loan interest rates are determined at the time of the loan and remain in effect for the term of the loan.  Principal and interest are paid according to the participant amortization schedule through bi-weekly payroll deductions.

CENTRAL JERSEY BANK, N.A.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

(f)	Participants’ Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution and the Bank’s matching contribution on behalf of that participant. Allocations of Plan earnings or losses are based on the participant’s earnings or account balances, as defined. The benefit to which each participant is entitled is the benefit that can be provided from the participant’s account balance.

Participants have the option to invest in a self-directed brokerage account. Assets may be transferred from their Plan accounts only.  A minimum of $1,000 is required with a maximum investment of not more than 25% of the total account balance.

(g)	Benefit Payments/Withdrawals

Upon retirement, death, disability or termination of employment, participants or their designated beneficiaries may elect to receive their account balance in a lump-sum, partial lump-sum or installment payments.

During employment, participants may request an in-service withdrawal under certain circumstances.   Rollover contributions and earnings thereon may be requested for distribution at any time.  In-service withdrawals of employer contributions may be requested according to the Plan’s provisions.  Additionally, participants may request an in-service withdrawal of pre-tax elective deferrals upon attainment of age 59½ or for a Plan defined hardship withdrawal reason.  In the event of hardship, the distribution cannot exceed the amount required to relieve the hardship.  Such withdrawals are subject to approval by the Plan administrator along with payment of applicable taxes.

(h)	Forfeitures

At December 31, 2008 and 2007, forfeited non-vested accounts totaled $0 and $8,207, respectively.  These accounts will be used to reduce future employer contributions.

(i)	Investment Valuation

Investments are reported at fair value.  In addition the Pentegra Stable Value Fund is also reported at contract value.  Investment transactions were recorded on a settlement date basis.  There were no material unsettled trades at December 31, 2008 and 2007.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Funds and Accounts Managed by State Street Global Advisors

State Street Global Advisors (“State Street”) held the Plan’s investment assets and executed transactions therein as determined by each of the Plan’s participants.  The investments in the funds were reported to the Bank by State Street as having been determined through the use of current values for all assets.

CENTRAL JERSEY BANK, N.A.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

(c)	Use of Estimates

In preparing the Plan’s financial statements, estimates and assumptions have been made relating to the reporting of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities to prepare the financials statements in conformity with U.S. generally accepted accounting principles (“GAAP”). Significant estimates include determination of the fair value of investments. Actual results could differ from those estimates.

(d)	Concentration of Risk

The assets of the Plan are primarily financial instruments, which are monetary in nature.  As a result, interest rates have a more significant impact on the Plan’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

(e)	Investment Valuation

Investments in index funds are managed by State Street with the Bank of New York acting as the trustee and are valued at net asset value which represents fair value. Additionally, investments are made in Central Jersey Bancorp common stock which is valued and recorded at fair value as determined by quoted market prices. The Plan is valued daily and participants’ accounts are credited with a proportional share of investment income or loss.  Loans receivable from participants are valued at the outstanding balances of the loans, which approximates fair value.

The Pentegra Stable Value Fund is stated according to the  Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The FSP requires the Statement of Net Assets Available for Plan Benefits to present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Plan Benefits is also required to be prepared on a contract value basis for the fully benefit-responsive investment contracts.

CENTRAL JERSEY BANK, N.A.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

(f)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(g)	Adoption of New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, which defines fair value by clarifying the exchange price notion presented in earlier definitions and provides a frame work for measuring fair value.  SFAS No. 157 also expands disclosures about fair value measurements.  SFAS No. 157 was effective for financials statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years.  The adoption of SFAS No. 157 on January 1, 2008 did not have a material effect on the Plan’s financial statements.

(3)	Plan Expenses

Certain costs of administrative services rendered on behalf of the Plan were paid by the Bank.

(4)	Plan Termination

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the termination of the Plan, no further allocations shall be made, and no eligible employee shall become a participant after the date of termination.

(5)	Federal Tax Status

The Internal Revenue Service issued its latest determination letter on March 31, 2008 to the Plan, which states that the Plan and its underlying trust qualify under the applicable provisions of the Code and, therefore, are exempt from federal income taxes.

(6)	Investments

Except as noted below, the fair values of individual investments that represent 5% or more of the Plan’s total assets at December 31, 2008 and 2007 are as follows:

	2008		2007
Investments, at fair value:
Central Jersey Bancorp, investment in common stock	$745,176		$711,961
State Street Global Advisors Pentegra Stable Value Fund	315,100		205,633
State Street Global Advisors Long Treasury Index Fund	250,820		118,092	**
State Street Global Advisors Company Government Money Market Account	215,372		163,947
State Street Global Advisors Conservative Strategic Balanced Securities Lending Fund	173,504		179,533
State Street Global Advisors Moderate Strategic Balanced Fund	170,095		202,199
State Street Global Advisors S&P 500 Flagship Securities Lending Fund	78,325	*	250,913

 *Value represents less than 5% of the Plan’s total assets at December 31, 2008.
 ** Value represents less than 5% of the Plan’s total assets at December 31, 2007.

CENTRAL JERSEY BANK, N.A.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

For the years ended December 31, 2008 and 2007, the Plan’s net (depreciation) appreciation of investments is as follows:

	2008	2007
Commingled funds	$(143,269)	$47,345
Investment in Central Jersey Bancorp common stock	(270,344)	90,736
Net (depreciation) appreciation of investments	$(413,613)	$138,081

(7)	Fair Value Measurements

Effective January 1, 2008, the Plan adopted the provisions of SFAS No. 157, Fair Value Measurements, for financial assets and financial liabilities.  Effective September 30, 2008, the Plan adopted the provisions of SFAS No. 157-3, Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements.  The adoption of SFAS No. 157 for financial assets and financial liabilities and non-financial assets and non-financial liabilities did not have a significant impact on the Plan’s financial statements.

Beginning January 1, 2008, financial assets and financial liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their fair value.  SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.  The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement

Level I	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level II	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and

Level III	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.  These valuation methodologies were applied to all of the Plan’s financial assets and financial liabilities carried at fair value, effective January 1, 2008.

CENTRAL JERSEY BANK, N.A.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

In general, fair value is based upon quoted market prices, where available.  If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters.  Valuation adjustments may be made to ensure that financial instruments are recorded at fair value.  These adjustments may include amounts to reflect counterparty credit quality, as well as unobservable parameters.  Any such valuation adjustments are applied consistently over time.

Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual identical securities are traded.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Stable value fund:   The common/collective trust fund is valued at unit value, which represents fair value of the underlying assets.  The methodology of determining the fair value of the underlying assets, which are deemed fully benefit-responsive investment contracts, is dependent on the type of underlying assets and includes using unadjusted quoted prices in active markets for identical assets, market values provided by third party vendors, and matrix pricing provided by third party vendors.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	December 31, 2008
	Level I	Level II	Level III	Total fair value
Mutual funds	$1,348,200	$--	$--	$1,348,200
Common stocks	745,176	--	--	745,176
Stable value fund	--	315,099	--	315,099
Participant loans	--	--	122,666	122,666
Total assets at fair value	$2,093,376	$315,099	$122,666	$2,531,141

CENTRAL JERSEY BANK, N.A.
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2008 and 2007

The following table sets forth a summary of changes in the fair value of the Plan’s level III assets for the year ended December 31, 2008:

Year Ended December 31, 2008
Participant loans
Balance, beginning of year	$48,243
Purchase, sales issuances and settlements (net)	74,423
Balance, end of year	$122,666

(8)	Related Parties

The Bank of New York is the trustee, as defined by the Plan.  As a result, the transactions with the trustee qualify as party-in-interest transactions. Fees for the investment management services are paid by the Plan sponsor.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the employee contributions per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Employee contributions per the financial statements	$297,303	$264,871
Corrective distributions	-	8,152
Total employee contributions per the Form 5500	$297,303	$273,023

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2008 and 2007 to the Form 5500:

	2008	2007
Net assets available for Plan benefits per the financial statements	$2,533,375	$2,464,504
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,718)	(7,942)
Net assets available for Plan benefits per the Form 5500	$2,530,657	$2,456,562

SCHEDULE 1
CENTRAL JERSEY BANK, N.A.
EMPLOYEE SAVINGS & PROFIT SHARING PLAN AND TRUST
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of Issuer	Description of Investment	Cost	Current value

State Street Bank Global Advisors*	Stable Value Fund	$293,281	$315,100
State Street Bank Global Advisors*	Target Retirement 2015 Fund	1,018	906
State Street Bank Global Advisors*	Target Retirement 2025 Fund	59,637	48,091
State Street Bank Global Advisors*	Target Retirement 2035 Fund	52,487	37,296
State Street Bank Global Advisors*	Target Retirement 2045 Fund	6,082	5,259
State Street Bank Global Advisors*	Moderate Strategic Balanced	182,037	170,095
State Street Bank Global Advisors*	Conservative Strategic Balanced Securities Lending Fund	165,740	173,503
State Street Bank Global Advisors*	Aggressive Strategic Balanced Securities Lending Fund	27,606	20,886
State Street Bank Global Advisors*	Russell 2000 Index Securities Lending Series Fund	44,403	33,221
State Street Bank Global Advisors*	S&P 500 Flagship Securities Lending Series Fund	105,641	78,325
State Street Bank Global Advisors*	S&P Growth Index Securities Lending Fund	69,049	51,633
State Street Bank Global Advisors*	S&P Midcap Index Securities Lending Series Fund	95,302	70,353
State Street Bank Global Advisors*	NASDAQ 100 Index Non-Lending Series Fund	51,966	36,668
State Street Bank Global Advisors*	REIT Index Non-Lending Securities Fund	17,725	10,745
State Street Bank Global Advisors*	S&P Value Index Securities Lending Fund	97,980	69,366
State Street Bank Global Advisors*	Daily EAFE Index Securities Lending Series Fund	32,805	22,484
State Street Bank Global Advisors*	Government Money Market Account	215,372	215,372
State Street Bank Global Advisors*	Long Treasury Fund	191,784	250,820
State Street Bank Global Advisors*	Aggregate Bond Index Fund	1,787	1,839
	Schwab Window	15,966	15,966
	Collective Short Term Investment Fund	35,371	35,371
	Total mutual funds		1,663,299

	*Central Jersey Bancorp, investment in common stock		745,176

	*Participant loans receivable (a)		122,666

	Total other investments		867,842

	Total investments		$2,531,141

* A party-in-interest as defined by ERISA
(a) As of December 31, 2008, the interest rates on these loans ranged from 5.00% to 9.25%.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other person who administers the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTRAL JERSEY BANK, N.A.
EMPLOYEES’ SAVINGS & PROFIT
SHARING PLAN AND TRUST

Date: June 26, 2009	By:	/s/ Gail M. Corrigan
Gail M. Corrigan
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description	Method of Filing

23	Consent of Independent Registered Public Accounting Firm.	Filed herewith.